August 21, 2007

Mail Stop 6010

By U.S. Mail and facsimile to 212-546-9562

Bristol-Myers Squibb Company
345 Park Avenue
New York, New York 10154-0037
Attn: James Cornelius, Chief Executive Officer

> **Re:** **Bristol-Myers Squibb Company**
> **Definitive 14A**
> **Filed March 22, 2007**
> **File No. 1-01136**

Dear Mr. Cornelius:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation of Directors, page 14

1. We note that Mr. Robinson's fees earned, stock awards and total compensation were significantly greater than the other board members. We further note that you give some of the quantitative detail explaining what forms of compensation resulted in these amounts in the footnotes to the table. While we note that Mr. Robinson is Chairman, please explain briefly why the mentioned component amounts that comprise his pay are so much greater than those of the other directors. Where you state that you base director compensation practices on peer group practices, please revise to include further explanation.

Compensation Discussion and Analysis, page 17

2. Throughout your Compensation Discussion and Analysis, you have discussed the Compensation Committee's process for determining compensation. While this discussion is helpful, your Compensation Discussion and Analysis should focus on analyzing the resultant compensation elements and amounts. For example, on page 18, you state that all elements of executive compensation are reviewed both separately and in the aggregate to ensure that the amount and type of compensation is within appropriate competitive parameters and the program design encourages the creation of long-term stockholder value. Please provide an analysis of how the review's results helped the Committee determine the resultant compensation amounts.

Executive Compensation, page 17
Executive Compensation Philosophy, page 17

3. You state here and in the discussions of several compensation elements in the Compensation Discussion and Analysis that compensation is based in part upon the executive's behaviors, performance, etc. defined in your Pledge and Core Behaviors materials. Please analyze how the named executive officers behaviors, performance, etc. helped the Committee determine resultant compensation for each element for which they were considered.

Benchmarking Process and Compensation Strategy, page 18

4. You state that the executive compensation program is designed to provide value to the executive based on the extent to which individual performance, company performance versus annual budgeted financial targets, company longer-term financial performance and total return to stockholders meet, exceed or fall short of expectations. In connection with your discussion of the various elements, you provide some description and analysis of how company performance affects compensation practices and levels, but little, if any, discussion of individual performance, even though you note that it was a primary determinate of

compensation. For example, you state that base salaries are set to reward an individual's sustained performance and that annual incentives are based in part upon an assessment of individual performance versus certain objectives. Please expand your disclosure to provide an analysis of how individual performance and these other considerations resulted in the compensation elements and levels for the named executive officers. As another non-exclusive example, you state that the Committee considers diversity objectives when setting compensation but provide no analysis of what these objectives are, whether they were met and how they ultimately affected the level of compensation paid.

Annual Incentives, page 23

5. We note that beginning in 2007, performance will be targeted against non-GAAP EPS. Please explain what adjustments are made to EPS to set these target levels.

Long-Term Incentives, page 23

6. You state that long-term target values are being increased by 50% for EVPs and 25% for others. Please explain the significance of this change and its ramifications on the potential amount of executive compensation using clearer and more understandable language.

Reduction in Time-Based Restricted Stock Awards, page 23

7. Please explain the reasons for the allocation change mentioned in this subsection.

Long-Term Performance Award Program Design, page 23

8. You state that the company has modified the design of the Long-Term Performance Award Program for the 2007-2009-period in part because of "recent changes and events." Please discuss these changes and events and analyze how they affect your compensation practices and levels.

Compensation of the Interim CEO, page 26

9. Disclose in this subsection only a clear and concise summary of the material terms and conditions of Mr. Cornelius' employment agreement, and analyze why the employment agreement was designed and structured to provide the mentioned material compensation elements and levels.

Summary Compensation Table, page 29

10. We note Mr. Dolan's negative amount of stock award compensation in the table because of forfeitures. In the footnote to the table, please disclose the amount of forfeited awards.

Termination of Employment Obligations, page 41

11. In Compensation Discussion and Analysis, analyze why Mr. Andreotti's potential payouts appear to be so much higher than the other named executive officers and why arrangements with him were structured to provide for these apparent higher payments.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3612 with any questions.

Sincerely,

Michael Reedich
Special Counsel